777 106th Ave. N.E

Bellevue, WA 98004

August 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue, Staff Attorney

Re:	PACCAR Inc

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 001-14817

Dear Ms. Donahue:

This letter responds to the letter dated July 19, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) for PACCAR Inc (the “Company” or “PACCAR”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2021 Form 10-K, as indicated.

August 30, 2022

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.

We note that you provided more expansive disclosure in your ESG Presentation and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Presentation and on your website.

Response:

PACCAR is proud to be a global environmental leader. As disclosed in the 2021 Form 10-K and the Company’s ESG Presentation, PACCAR has established greenhouse gas emission reduction targets approved by the Science-Based Targets Initiative (SBTi) to meet the goals of the Paris Agreement (i.e., “limiting global warming to well-below 2°C above pre-industrial levels and pursuing efforts to limit warming to 1.5°C”).

A wide range of stakeholders are interested in PACCAR’s initiatives to reduce the environmental impact of its products, facilities, and operations. The Company provides such information in its ESG Presentation, in its Annual Report to Stockholders, and on the Environmental, Social, and Governance section of the PACCAR website (available at https://www.paccar.com/about-us/environmental-social-and-governance/). The Company also participates in non-binding reporting initiatives, such as CDP (formerly the Carbon Disclosure Project). The information provided is intended to respond to the interests of this broader group of stakeholders and contains a significant amount of detail, including information that PACCAR does not consider to be material in the context of its annual reports on Form 10-K.

When considering whether to include climate-related information in the 2021 Form 10-K, the Company evaluated the requirements of the form, its other obligations under applicable law, including the Securities Exchange Act of 1934, and the rules and regulations and guidance of the Commission, including the Commission’s 2010 Guidance Regarding Disclosure Related to Climate Change (the “2010 Guidance”). The Company assessed the materiality of climate-related factors relative to PACCAR’s annual Truck, Parts and Other expenses of $19.9 billion in 2021. Given PACCAR’s environmental commitment, the Company enhanced its disclosure in the 2021 Form 10-K by adding the information under the ENVIRONMENTAL AND SUSTAINABILITY LEADERSHIP heading on pages 7-8. The 2021 Form 10-K also discussed known trends, demands, commitments, and uncertainties relating to environmental matters in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company further considered as part of its assessment as to materiality the existing rules and the 2010 Guidance in crafting disclosures in the 2021 Form 10-K as summarized in the responses to Comments 2 through 9 below.

August 30, 2022

Risk Factors, page 10

2.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response:

PACCAR’s risk assessment process for purposes of preparing the Company’s Risk Factor disclosures in its annual reports on Form 10-K and in other filings with the Commission seeks to assess the level of financial, operational, reputational, and other effects on the Company. This process considers the magnitude and probability of potential financial impacts, the materiality of risks in accordance with generally accepted accounting principles, and any other potential concerns that might affect the Company’s operation, finances, or reputation. Risks are assessed on a site, product, division, and global basis and are evaluated over short-, medium-, and long-term time horizons. Senior management meets regularly to discuss risks and opportunities affecting PACCAR, including climate-related risks. Material risks are reported to PACCAR’s Board of Directors.

With respect to transition risks related to climate change, the material effects of these risks were reflected in the Risk Factors included in the 2021 Form 10-K. PACCAR’s primary transition risks related to climate change are meeting changing customer demand and achieving its science-based targets. PACCAR has ongoing product development programs intended to address these risks, which involve the continuing development of compliant diesel powertrains and the design, manufacture, and sale of alternative powertrain commercial vehicles (e.g., battery-electric, hybrid, hydrogen combustion and hydrogen fuel cell). The pace of transition from diesel combustion to alternative powertrain commercial vehicles is highly uncertain and will be influenced by:

•	the success of the Company’s research and development programs

•	customer demand for alternative powertrain vehicles

•	advancements in battery-electric, hydrogen fuel cell, and hydrogen combustion technology

•	the cost of batteries, hydrogen fuel cells and liquid hydrogen

•	global regulations requiring the use of alternative powertrain vehicles and/or providing incentives to facilitate the transition to alternative powertrain commercial vehicles

•	investments in energy and power infrastructure (e.g., renewable power supply, electric charging services, hydrogen supply and distribution) in key markets, as well as the associated utility costs

•	the availability of skilled engineering and manufacturing personnel

August 30, 2022

•	the ability of the supply chain to deliver components, including commodities and raw materials that are not required for diesel-powered vehicles

•	the success of new and existing competitors in developing and selling alternative powertrain commercial vehicles

The Company continues to evaluate climate change-related transitions and their impact to its business, operations, or financial condition. Risk factors disclosed in the 2021 Form 10-K that address the transition risks discussed above include risks under the subheadings Commercial Truck Market Demand is Variable, Competition and Prices, Production Costs, Capacity and Inflation, and Environmental Regulations, among others. PACCAR believes that its current strategies, programs, and resources are sufficient to manage the transition from diesel combustion to alternative powertrain vehicles. If the Company is not successful with this transition, there could be a material adverse impact on the Company’s business, operations, or financial condition. The Company will continue to monitor any future climate-related transition risks and will consider additional disclosure of these risks in its Form 10-K.

3.	Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

The Company monitors and assesses its litigation risks in advance of relevant filings with the Commission to determine whether the risks may have a material effect on its business, financial condition, reputation, or results of operations. The Company has not experienced any actual claims related to climate change and is not presently aware of any potential litigation that may affect the Company related to climate change.

When evaluating the scope of disclosure required under Item 105 of Regulation S-K and the 2010 Guidance for the 2021 Form 10-K, the Company considered the current and historical absence of litigation relating to climate change and PACCAR’s ongoing compliance with environmental regulations in the markets in which it operates. The Company’s assessment to date is that PACCAR is not subject to material litigation risks related to climate change. The Company will continue to evaluate potential litigation risks related to climate change and will disclose such risks should they become material.

August 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.

There have been significant developments in federal and state legislation and regulation and international accords regarding climate change that you have not discussed in your filing. Please revise your disclosure to identify material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

Response:

As a manufacturer of heavy-duty commercial vehicles and diesel combustion engines, PACCAR is subject to extensive statutory and regulatory requirements governing greenhouse gas and non-greenhouse gas emissions. These include standards imposed by the U.S. Environmental Protection Agency (EPA), the European Union, U.S. state regulatory agencies (such as the California Air Resources Board), regulatory agencies in other international markets where the Company operates, and non-binding international accords related to climate change. The primary developments in these laws and regulations involve stricter requirements under the EPA’s Greenhouse Gas Emissions Standards and Fuel Efficiency Standards for Medium and Heavy-Duty Engines and Vehicles, the Regulation of the European Parliament and of the Council on the Monitoring and Reporting of CO2 Emissions from Fuel Consumption of New Heavy-Duty Vehicles, and the Heavy-Duty Omnibus Regulation of the California Air Resources Board.

Environmental compliance has been an integral part of the Company’s business for many decades. PACCAR is an environmental leader and has established the staffing, facilities, and programs to address environmental laws and regulations now and in the future. PACCAR established its science-based targets to meet the goals of the Paris Agreement, and the Company’s product planning through 2030 uses a climate change scenario analysis to limit global warming to below 2°C. PACCAR participates in non-binding disclosure initiatives that will assist in compliance with emerging climate change-related disclosure regulations.

In assessing recent developments in climate change-related laws and regulations, the Company evaluates whether such developments could have a material adverse impact on the Company’s financial condition or results of operations relative to its annual Truck, Parts and Other expenses, which were $19.9 billion in 2021. The Company considers its estimated compliance costs in connection with emerging environmental regulations as compared with prior estimates of such costs. The Company also assesses whether regulatory developments could require a significant change to the Company’s product development strategy or operations. The Company believes that recent developments in climate change-related laws and regulations have not had a material adverse impact on PACCAR’s business, financial condition, or results of operations.

August 30, 2022

As reductions in greenhouse gas emissions result in fuel efficiency improvements, and PACCAR’s customers appreciate fuel efficiency improvements to lower their operating costs, there is strong alignment between customer and regulatory requirements expected for the truck industry in the coming years. Even without legislation to reduce greenhouse gas emissions, PACCAR would significantly invest in technologies to improve fuel efficiency for our customers which would also reduce vehicle greenhouse gas emissions.

PACCAR anticipates being subject to future climate change-related laws and regulations as additional countries and regulatory bodies establish their own environmental commitments. The Company cannot predict whether future environmental laws and regulations could materially increase PACCAR’s environmental compliance costs or impact its product development strategy or operations, so this remains a risk. The Company disclosed the risk of changes to environmental regulations under the Environmental Regulations subheading of the Risk Factors in the 2021 Form 10-K (page 12, “The Company could experience higher research and development and manufacturing costs due to changes in government requirements for its products, including changes in emissions, fuel, greenhouse gas or other regulations”).

The Company will continue to monitor laws and regulations related to climate change and will consider disclosure of additional developments in its Form 10-K.

5.

It appears you have identified climate-related projects in your ESG Presentation, such as projects related to a transition to zero emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response:

PACCAR invests in technologies that reduce greenhouse gas emissions such as fuel-efficient diesel engines, natural gas and biofuel engines, and next-generation battery- electric, hybrid, hydrogen combustion, and hydrogen fuel cell powertrains. To develop and manufacture these industry leading products and technologies, the Company makes significant investments in capital expenditures and R&D each year. Total capital investments and R&D expenses for the periods covered by the 2021 Form 10-K were as follows (page 16, shown in millions):

	2019	2020	2021
Capital investments	$743.9	$569.5	$511.8
R&D expenses	$326.6	$273.9	$324.1

Capital investments are expected to be $425 to $475 million and R&D expenses are expected to be $350 to $400 million in 2022 (page 26).

August 30, 2022

The Company’s investment programs are primarily focused on developing cost-effective and fuel-efficient transportation solutions. There is no universally accepted definition of what constitutes a “climate-related project” and its related expenditures. The Company does not formally categorize its capital investments and R&D expenses as “climate-related” and “not climate-related” – as these projects and initiatives have multiple goals, including reduction of environmental impacts. Capital investments and R&D expenses incurred to develop next-generation truck models and engines have combined goals of reducing emissions and improving fuel efficiency while also enhancing performance, reliability, and durability. Capital investments incurred to expand or enhance the Company’s manufacturing facilities similarly have the combined goals of reducing emissions and promoting sustainability by conserving energy and natural resources and lowering operating costs. Reducing emissions and improving fuel efficiency are critical aspects of meeting PACCAR’s science-based targets. The Company currently estimates that approximately 60 to 80 percent of its capital investments and R&D expenses are directly or indirectly related to climate-related projects and this is expected to continue in the foreseeable future.

Consistent with disclosures made throughout the 2021 Form 10-K, including on pages 7, 17, and 26, the Company expects to continue to invest in lower-emissions diesel and zero emissions powertrains, autonomous driving systems, connected vehicle technologies, next-generation manufacturing, and efficient distribution capabilities to remain an industry and environmental leader. The Company currently anticipates that its capital expenditures and R&D expense will increase approximately 10 percent annually over the next five years. Such estimate is subject to change based on market and other conditions.

6.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

August 30, 2022

Response:

Trucking is an essential industry and economies around the world rely on PACCAR’s products and the logistics services of its customers. The Company evaluates the impact of indirect climate-related risks and opportunities by tracking global regulation of greenhouse gas emissions, shifting customer preferences and expectations, and technological advances in truck design and logistics. It collaborates with suppliers, customers, and third parties with knowledge of emerging trends related to road freight and participates in trade associations, such as The Truck and Engine Manufacturers Association in the U.S. and Canada and the European Automobile Manufacturers’ Association in the E.U. By continuing to evaluate climate-related risks and opportunities, PACCAR’s strategic decisions regarding the focus and scale of R&D budgets will evolve as commercial transportation solutions are developed.

As noted above in response to Comment 2, the pace of transition from diesel combustion to alternative powertrain commercial vehicles is highly uncertain. The transition will be influenced by, among other things, the success of the Company’s ongoing research and development efforts, changes in customer demand, technological advancements in energy storage, the cost of alternative powertrain components, investments in alternative power generation and charging infrastructure, and government regulations requiring or incentivizing the use of alternative powertrain vehicles. PACCAR’s existing competitors are also developing alternative powertrain commercial vehicles and new competitors may intend to enter this rapidly evolving market. Supply chains will need to source components and raw materials that are not currently required for diesel-powered vehicles, and suppliers will need to mitigate direct and indirect climate change-related risks to their businesses.

These indirect consequences of shifting customer preferences and expectations, and competition in developing lower emission products were described in the 2021 Form 10-K in the Risk Factors section in the risks under the subheadings Commercial Truck Market Demand is Variable and Competition and Prices.

PACCAR has been working for decades to reduce the greenhouse gas emissions of its diesel-powered vehicles and has a proven track record of meeting and exceeding emissions requirements. The Company does not currently anticipate any reputational risk resulting from the greenhouse gas emissions of its diesel-powered vehicles distinct from such risks affecting the industry generally.

August 30, 2022

7.	Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your response.

Response:

The Company prepares for and addresses weather-related disruptions as they occur, and management of weather-related risks is part of PACCAR’s standard operating costs. Accordingly, it is not possible for PACCAR to calculate any such costs incurred solely in the context of climate change. PACCAR recognizes the potential of physical risks to its production facilities and supply chains from severe weather. These are identified and assessed on a global basis through the Company’s business continuity evaluation and planning process.

The Company has not experienced any material physical effects of climate change on its operations and results during the periods covered by the 2021 Form 10-K. The most significant weather-related event was the severe winter storm, freezing temperatures and rolling blackouts that impacted the state of Texas in 2021. PACCAR’s manufacturing facility in Denton, Texas experienced a multi-day production shutdown and suffered physical damage. The costs of lost production and repairs were approximately $10 million, most of which were covered by insurance. Weather-related events affecting PACCAR have not been material relative to its annual Truck, Parts and Other expenses of $19.9 billion in 2021. The Company has also not experienced any material weather-related impacts on the cost or availability of insurance. PACCAR’s insurance costs represent less than 0.03 percent of its annual expenses.

The Company’s physical facilities are globally distributed and located in areas that are not expected to suffer material increases in adverse weather events due to climate change. Vehicle production is regionally localized with manufacturing operations in each market where PACCAR vehicles are sold. PACCAR does not anticipate an increase in weather-related disruptions that would be material to its business, financial condition, or results of operations.

August 30, 2022

The Company disclosed the risk of extreme weather events under the Production Costs, Capacity and Inflation subheading of the Risk Factors in the 2021 Form 10-K (page 10, “Unexpected events, including natural disasters, extreme weather events, or global pandemics, may increase the Company’s cost of doing business or disrupt the Company’s or its suppliers’ operations”). The Company will continue to monitor the physical effects of climate change and the likelihood of increases in severe weather as a result of climate change and will consider additional disclosure of the physical effects of climate change in its future annual reports on Form 10-K.

8.

We note your disclosure on page 12 regarding the costs to comply with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

Response:

PACCAR meets vehicle and engine emissions regulations and has developed the staffing, processes, and facilities to address environmental compliance. The Company currently estimates that approximately 60 to 80 percent of its total R&D expenses ($326.6 million in 2019, $273.9 million in 2020, and $324.1 million in 2021) are directly or indirectly related to emissions compliance. The Company estimates that R&D expenses will be $350 to $400 million in 2022 and currently believes that this amount will increase annually over the next five years. As noted above in response to Comment 5, the Company does not formally categorize R&D expenses as “climate-related” and “not climate-related” – as engine development and testing programs have goals of reducing emissions and improving fuel efficiency while also enhancing performance, reliability, and durability. The Company does not believe that the proportion of capital investments and R&D expenses that are directly or indirectly related to climate-related projects is material information with respect to the Company.

PACCAR complies with environmental laws and regulations, such as supplier management, facility design/testing/permitting, land use, water management, energy management, zero-waste-to-landfill, end-of-life recovery and recyclability, and reporting on binding and non-binding environmental disclosures. These costs represented less than 0.5 percent of PACCAR’s annual Truck, Parts and Other expenses of $19.9 billion in 2021, and therefore the Company did not separately disclose this information in the 2021 Form 10-K.

August 30, 2022

9.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response:

PACCAR engages in the purchase of European Union Allowances (EUAs) on a limited basis. EUAs are carbon credits utilized in the European Union Emissions Trading Scheme. The Company purchased 12,979 EUAs at a cost of less than €1 million in 2021. The Company does not consider this to be material to its business, financial condition, or results of operations.

If you have any further comments or questions regarding this letter, please contact me at (425) 468-7154.

Sincerely,

/s/ Harrie Schippers

Harrie Schippers President and Chief Financial Officer

cc:	Allison Handy, Perkins Coie LLP

Andrew Bor, Perkins Coie LLP